

Mail Stop 4561

June 7, 2017

Mr. Philip G. Heasley
Chief Executive Officer
ACI Worldwide, Inc.
3520 Kraft Road, Suite 300
Naples, FL 34105

> **Re: ACI Worldwide, Inc.**
> **Form 10-Q for the Quarter Ended March 31, 2017**
> **Filed May 4, 2017**
> **Form 8-K furnished on March 2, 2017**
> **Form 8-K furnished on May 4, 2017**
> **File No. 000-25346**

Dear Mr. Heasley:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Free Cash Flow, page 35

1.   Your operating free cash flow appears to exclude charges that required cash settlement. Please ensure that your non-GAAP liquidity measures do not exclude charges that required or will require cash settlement. We refer you to Item 10(e)(1)(ii) of Regulation S-K.

Form 8-K Furnished on March 2, 2017

Exhibit 99.1

Q4 2016 Financial Summary and Full Year 2016 Financial Summary

2.   Your non-GAAP measures of adjusted EBITDA and net adjusted EBITDA margin precede the GAAP measure. Please ensure that your non-GAAP measures do not precede the most directly comparable GAAP measures in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

3.   You disclose a non-GAAP measure of operating free cash flow but you omit the most directly comparable GAAP measure. Please ensure that you include the most directly comparable GAAP measure in your discussions of non-GAAP measures in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Reconciliation of Selected GAAP Measures to Non-GAAP Measures

4.   Your presentation includes a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please ensure your next earnings release does not include a full non-GAAP income statement. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. The same comment applies to your earnings release included in your 8-K furnished on May 4, 2017.

Form 8-K furnished on May 4, 2017

Exhibit 99.1

Highlights and Q1 2017 Financial Summary

5.   Your presentations include non-GAAP measures but omit the most directly comparable GAAP measures. Please ensure that you include the most directly comparable GAAP measures in your discussions of non-GAAP measures in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services